July 31, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

100 F Street, N.W.

Washington, D.C. 20549-0406

Attention: Scott Anderegg, Staff Attorney

    Mara Ransom, Office Chief

Re:	Hometown International, Inc.
Registration Statement on Form S-1 Filed June 8, 2020, as amended by Amendment No. 1 filed July 7, 2020
File No. 333-238999

Dear Mr. Anderegg and Ms. Ransom:

On behalf of Hometown International, Inc., a Nevada corporation (the “Company”), we hereby respond to the comment letter from the Securities and Exchange Commission (the “Commission”), dated July 21, 2020, with reference to the Company’s Registration Statement on Form S-1/A (the “Registration Statement”), filed with the Commission on July 7, 2020, as follows:

Amendment No. 1 to Form S-1 filed July 7, 2020

Principal Shareholders,, page 22

1.	We note your response to our prior comment 3. We note your statement that you believe your disclosure is sufficient, however, you do not state whether or not you believe that the events you describe constituted a change of control, requiring disclosure under Item 5.01 of Form 8-K. If you agree that the events you describe require disclosure under Item 5.01, please file a Form 8-K disclosing as much. If you do not agree, please provide the basis for your belief

Response: We would like to call your attention to the amended Current Report on Form 8-K/A filed today with the Commission by the Company. The amendment amends and restates the Current Report on Form 8-K, filed by the Company on February 18, 2020, with respect to the ownership of shares and the option held by Peter L. Coker, Jr., who was appointed Chairman of the Company on February 17, 2020. This amendment was filed in accordance with a conversation between Eric Mendelson, a partner of this law firm, and Scott Anderegg, Staff Attorney of the Commission.

500 Fifth Ave, Suite# 938, New York, NY 10110

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

United States Securities and Exchange Commission

July 31, 2020

The Company and its management are aware of their responsibility for the accuracy and adequacy of their disclosures in all filings with the Commission, notwithstanding any review, comments, action or absence of action by the staff.

We hope the filing addresses the comments of the Commission. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP

/s/ Mark E. Crone
Mark E. Crone
Partner

Cc: Paul F. Morina

500 Fifth Ave, Suite# 938, New York, NY 10110

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com